KPMG LLP
Chartered Accountants	Telephone	(403) 691-8000
200-205 5 Avenue SW	Fax	(403) 691-8008
Calgary AB T2P 4B9	Internet www.kpmg.ca

Consent of Independent Registered Public Accounting Firm

We consent to the use of our audit report dated March 20, 2006, included in this annual report on Form 40-F.

Chartered Accountants

Calgary, Canada
March 20, 2006

KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.